PBF Energy Inc. 1 Sylvan Way, Second Floor Parsippany, NJ 07054 Office 973.455.7500 Fax 973.455.7562 www.pbfenergy.com

July 9, 2018

Mr. Karl Hiller, Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	PBF Energy Inc. Form 10-K for the Fiscal Year ended December 31, 2017 Filed February 23, 2018 File No. 001-35764

Dear Mr. Hiller:
Set forth below is the response to the Staff’s comment letter, dated June 25, 2018, regarding the Form 10-K for the Fiscal Year ended December 31, 2017 (the “2017 Form 10-K”) of PBF Energy Inc. (the “Company”). Capitalized terms used but not defined herein have the meanings specified in the 2017 Form 10-K.
For your convenience, the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the Company’s response refer to the page numbers of the 2017 Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2017
Management’s Discussion and Analysis, page 60
Factors Affecting Operating Results, page 67
Change in Presentation, page 70

1.
We note that your filing reflects various changes to your cost of sales computation and related disclosures, consistent with those outlined in your response letters dated May 24, 2017 and August 22, 2017, to address comments issued in our prior review. However, these changes are not apparent in the gross margin figures disclosed in the tabulation on page 71, the narratives on pages 74 and 77, and the non-GAAP reconciliation on page 82, as such figures and the difference between revenues and cost of sales do not agree.

We believe that revenues less cost of sales would equate with gross margin measures under GAAP. Please revisit your computations and submit the revisions that you propose to resolve this inconsistency. Also refer to Item 302(a)(1) of Regulation S-K, as it pertains to the measure and your quarterly data on page F-75.

In response to the Staff’s comment, we note that our current presentation of gross margin reflects our Refining segment gross margin, which cannot be directly recalculated from the Consolidated Statements of Operations. In order to clarify this presentation, we propose in future filings to include a line item in our tabular calculations and Non-GAAP disclosure reconciliations within our Management’s Discussion and Analysis of Financial Condition and Results of Operations to show a consolidated gross margin calculation that is consistent with recalculating revenues less cost of sales as presented on our Consolidated Statements of Operations. This revised calculation will be utilized for the disclosure of GAAP consolidated gross margin, as applicable, in our future filings.

We will include the below calculation of consolidated gross margin within our Non-GAAP disclosure reconciliations. Using 2017 as an example, in future filings we would propose to include Non-GAAP disclosures on pages 81-82 along with additional underlined commentary, as shown below (in thousands):

Calculation of consolidated gross margin:	Year ended December 31, 2017

Revenues	$21,786,637
Less: Cost of Sales	20,827,224
Consolidated gross margin	$959,413
Reconciliation of consolidated gross margin to gross refining margin:
Add: PBFX operating expense	66,443
Add: PBFX depreciation expense	23,721
Less: Revenue of PBFX	(254,813)
Add: Refinery operating expense	1,627,616
Add: Refinery depreciation	254,271
Gross refining margin	$2,676,651
Special items:
Add: Non-cash LCM inventory adjustment	(295,532)
Gross refining margin excluding special items	$2,381,119

Gross Refining Margin and Gross Refining Margin excluding special items

Gross refining margin is defined as consolidated gross margin excluding refinery depreciation, refinery operating expenses, and gross margin of PBFX. We believe each of gross refining margin and gross refining margin excluding special items is an important measure of operating performance and provides useful information to investors because it is a helpful metric comparison to the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for refinery operating expenses and depreciation.

Neither gross refining margin nor gross refining margin excluding special items should be considered an alternative to consolidated gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin and gross refining margin excluding special items presented by other companies may not be comparable to our presentation, since each company may define this terms differently.

Using 2017 as an example, in future filings we would propose to include revised consolidated gross margin disclosures on page 71 as follows, with a reference to the reconciliation referred to above (in thousands):

	2017	2016	2015
Consolidated gross margin	$959,413	$682,544	$550,061
Gross refining margin	2,676,651	2,143,449	1,512,330

We will additionally modify our narratives to include the revised GAAP consolidated gross margin amounts. Using 2017 as an example, in future filings we would propose to include the modified disclosures below (new disclosures underlined):

Pg. 74 - Consolidated gross margin totaled $959.4 million for the year ended December 31, 2017, compared to $682.5 million for the year ended December 31, 2016, an increase of $276.9 million. Gross refining margin (as defined below in Non-GAAP Financial Measures) totaled $2,676.7 million, or $9.08 per barrel of throughput ($2,381.1 million or $8.08 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2017 compared to $2,143.4 million, or $8.05 per barrel of throughput ($1,622.1 million or $6.09 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2016, an increase of approximately $533.2 million or an increase of $759.0 million excluding special items.

Pg. 77 - Consolidated gross margin totaled $682.5 million for the year ended December 31, 2016, compared to $550.1 million for the year ended December 31, 2015, an increase of $132.5 million. Gross refining margin (as defined below in Non-GAAP Financial Measures) totaled $2,143.4 million, or $8.05 per barrel of throughput ($1,622.1 million or $6.09 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2016 compared to $1,512.3 million, or $8.02 per barrel of throughput ($1,939.6 million or $10.29 per barrel of throughput excluding the impact of special items), for the year ended December 31, 2015, an increase of approximately $631.1 million or a decrease of approximately $317.5 million excluding special items.

Lastly, in future annual filings we propose to include a line item disclosing Cost of sales as part of our quarterly financial data disclosures in accordance with Item 302(a)(1) of Regulation S-K.

* * * *

Please do not hesitate to call the undersigned at (973) 455-7554 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,
/s/ Erik Young
Erik Young, Chief Financial Officer

Cc:	Mark Wojciechowski, Staff Accountant
Trecia Canty, General Counsel